UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

House of Taylor Jewelry, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44176R 10 6

(CUSIP Number)

Aaron A. Grunfeld, Esq.

9200 Sunset Boulevard, 9th Floor

Los Angeles, California  90069

(310) 788-7577

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 44176R 10 6
1.	Names of Reporting Persons. Monty Abramov I.R.S. Identification Nos. (entities only) n/a
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 3,870,677 (1)
	8.	Shared Voting Power n/a
	9.	Sole Dispositive Power 3,870,677 (1)
	10.	Shared Dispositive Power n/a
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,870,677 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) Approximately 8%
14.	Type of Reporting Person IN
(1)	Includes 142,106 beneficially owned through currently exercisable warrants to acquire 142,106 shares of common stock at $0.95 per share.

Explanatory Note

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities  Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amends the following items on Schedule  13D and Amendment No. 2 to the Schedule 13D originally filed by the Reporting Persons on September 21, 2005 and May 27, 2005, respectively, to disclose a material increase in the common stock, $0.0001 par value per share (the “Common Stock”), of House of Taylor Jewelry, Inc., a Nevada corporation (the “Issuer”) as a result of the transaction as detailed in Item 4 below.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, $0.0001 par value per share (the Common Stock”) of House of Taylor Jewelry, Inc., a Nevada corporation (the “Company”). The Company’s principal executive offices are located at 9200 Sunset Boulevard, Suite 425, West Hollywood, California, 90069. The Company reported that it has 46,458,535 shares of common stock outstanding as of October 12, 2007.

Item 2. Identity and Background.

This Statement is filed on behalf of Monty Abramov.

(a)

Name: Monty Abramov

(b)

Address: 9200 Sunset Boulevard, Suite 425, West Hollywood, California, 90069.

(c)

Principal occupation: Monty Abramov is the Vice President and Secretary of House of Taylor Jewelry, Inc.

(d)

Criminal Proceeding: During the last five years, no person listed herein has been convicted in a criminal proceeding.

(e)

Civil proceedings: During the last five years, no person listed herein has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship: United States.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

On October 12, 2007, Monty Abramov purchased 68,421 shares of Common Stock for $0.95 per share from the Issuer and 102,632 warrants, each warrant of which entitles Monty Abramov to purchase one share of Common Stock for $0.95 per share, exercisable at any time before October 12, 2014.

Concurrently with the purchase of the shares and warrants, the Reporting Person tendered senior convertible notes of an aggregate principal amount of $40,000 as partial consideration for the purchase.

Except as described herein or as would occur upon completion of any of the actions described herein, the Reporting Person does not as of the date of this statement have any specific plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

As of the date of this statement, the Reporting Person beneficially owns an aggregate of 3,870,677 shares of Common Stock constituting 8.3% of the Issuer’s outstanding shares of Common Stock (based on 46,458,535 shares of Common Stock outstanding as of October 15, 2007 and the Issuer’s obligation to issue an additional 142,106 shares of Common Stock pursuant to Warrants held by the Reporting Person (for a total of 46,600,641 shares of Common Stock), as calculated pursuant to Rule 13d-3d(1)(i) of the Exchange Act.

(b)

Monty Abramov has sole voting and dispositive power over 3,870,677 shares.

(c)

Except as described above, the Reporting Person has not engaged in any transactions with respect to the Issuer’s Common Stock in the past 60 days.

(d)

No person other than Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the shares of Common Stock covered by this statement.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits

Exhibit 1.

Purchase Agreement by and among House of Taylor Jewelry, Inc. and the investors named therein, dated August 17, 2007 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 20, 2007).

Exhibit  2.

Form of Warrant granted to Monty Abramov (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 20, 2007).

Exhibit  3.

Form of Exchange and Payoff Agreement by and among House of Taylor Jewelry, Inc. and  Monty Abramov (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 17, 2007).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 17, 2007

/s/ Monty Abramov

Monty Abramov